UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F  ☒            Form 40-F  ☐

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes  ☐            No  ☒

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: May 22, 2006	By	/s/ JUNICHIROU OTSUDA
Junichirou Otsuda
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Liquidation of UFJ Bank (Schweiz)AG

Tokyo, May 22, 2006 — Mitsubishi UFJ Financial Group, Inc.(MUFG; President & CEO : Nobuo Kuroyanagi) announced today that The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a consolidated subsidiary of MUFG, has decided to liquidate UFJ Bank (Schweiz) AG. UFJ Bank (Schweiz) AG is consolidated subsidiaries of BTMU.

1.	Outline of UFJ Bank (Schweiz) AG.

(1) Address	: Badenerstrasse 6, 8004 Zurich, Switzerland
(2) Director	: Takashi Ukai
(3) Capital	: Swiss franc 83.4 Million
(4) Business	: Private Banking, Securities business

2.	Reason for Liquidation

As its Securities business was transferred to Mitsubishi UFJ International plc and the closing its Private Banking business will be finished soon, The Bank of Tokyo-Mitsubishi UFJ Ltd. has decided to liquidate UFJ Bank (Scweiz) AG.

3.	Timing of Liquidation

Liquidation is expected to be completed by March 2007.

4.	Impact on MUFG’s business forecast

This event is not expected to have any material effect on MUFG’s business forcast for the current fiscal year which is released today.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651